United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                 For the fiscal year ended December 31, 2004 or

|_| TRANSACTION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 For the transaction period from _____ to _____

                        Commission File Number 001-13695

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Community Bank System, Inc.
                      401(k) Employee Stock Ownership Plan
                             5790 Widewaters Parkway
                             DeWitt, New York 13214

B. Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office.

                           Community Bank System, Inc.
                             5790 Widewaters Parkway
                             DeWitt, New York 13214

                              REQUIRED INFORMATION

1.    Not applicable

2.    Not applicable

3.    Not applicable

4. The Community Bank System, Inc. 401(k) Employee Stock Ownership Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto as Appendix I is a copy of the most recent financial statements of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

(23)  Consent of PricewaterhouseCoopers LLP.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Community Bank System, Inc.
                                           401(k) Employee Stock Ownership Plan

                                           Community Bank, N. A., Trustee

Dated: June 29, 2005
                                           /s/ Scott Kingsley
                                           -------------------------------------
                                           Scott Kingsley
                                           Executive Vice President and Chief
                                           Financial Officer

                                   Appendix I

                              Financial Statements

        Community Bank System, Inc. 401(k) Employee Stock Ownership Plan

                           December 31, 2004 and 2003

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Index
December 31, 2004 and 2003
--------------------------------------------------------------------------------

                                                                                         Page(s)
Report of Independent Registered Public Accounting Firm .................................      1

Financial Statements:

     Statements of Net Assets Available for Benefits ....................................      2

     Statements of Changes in Net Assets Available for Benefits, ........................      3

     Notes to Financial Statements ......................................................    4-8

Supplemental Schedule:

     Schedule of Assets (Held at End of Year) (Schedule H, Part IV, Item (i)) ...........      9

Note: All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

             Report of Independent Registered Public Accounting Firm

To the Participants and Administrators of the Community Bank System, Inc.
401(k) Employee Stock Ownership Plan

In our opinion, the accompanying Statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Community Bank System, Inc. 401(k) Employee Stock Ownership Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years ended December 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

Syracuse, New York
June 16, 2005

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003
--------------------------------------------------------------------------------

                                                       2004              2003
                                                       ----              ----
Assets
Investments, at fair value:
     Mutual funds                                   $23,165,547      $18,093,776
     Community Bank System, Inc. common stock        21,857,681       16,552,974
     Collective trust fund                           10,825,829        9,011,419
     Participant loans                                1,444,780        1,336,423
     Self-directed brokerage                            246,231          231,668
     Money market fund                                  134,568               --
                                                    -----------      -----------
          Total investments                          57,674,636       45,226,260

Receivable from plan merger (Note F)                         --        3,391,468
Contributions receivable - employee                          --           81,547
Contributions receivable - employer                     657,991          584,348
                                                    -----------      -----------

          Net assets available for benefits         $58,332,627      $49,283,623
                                                    ===========      ===========

    The accompanying notes are an integral part of the financial statements.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2004 and 2003
--------------------------------------------------------------------------------

                                                                     2004            2003
                                                                     ----            ----
Additions
Employee contributions                                           $ 3,116,826      $ 2,871,482
Employer contributions                                             1,591,234        1,321,959
Interest income                                                       74,615          138,073
Dividend income                                                    1,365,073        1,115,367
Net appreciation in the fair value of investments                  4,828,599        9,246,282
Transfer from merged plan (Note F)                                   884,184        3,391,468
                                                                 -----------      -----------
     Total additions                                              11,860,531       18,084,631
                                                                 -----------      -----------

Deductions
Benefit payments                                                   2,736,134        2,026,077
Administrative fees                                                   75,393           76,491
                                                                 -----------      -----------
     Total deductions                                              2,811,527        2,102,568
                                                                 -----------      -----------

          Net increase in net assets available for benefits        9,049,004       15,982,063

Net assets available for benefits
Beginning of Year                                                 49,283,623       33,301,560
                                                                 -----------      -----------

End of Year                                                      $58,332,627      $49,283,623
                                                                 ===========      ===========

    The accompanying notes are an integral part of the financial statements.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

A.    Description of the Plan

      The following description of the Community Bank System, Inc. 401(k) Employee Stock Ownership Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General

      The Plan is a defined contribution plan covering substantially all employees of Community Bank System, Inc. (the "Company") who are age 18 or older. Employees must have one year of service to be eligible for the Company's contribution. The Plan also qualifies as an employee stock ownership plan under the meaning of Section 4975(e)(7) of the Internal Revenue Code. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA).

      Contributions

      Participants may make voluntary contributions of up to 90% of their total compensation on a pre-tax or after-tax basis up to a maximum contribution of $13,000. Voluntary cash contributions of up to 6% of total eligible compensation are matched 50% by the Company and such match was $933,211 and $765,430 in 2004 and 2003, respectively. The amount of the Company's annual discretionary contribution is determined by the Board of Directors, within certain maximum limitations. In addition, the Company may make discretionary profit sharing contributions to the Plan, which are allocated to individual participant accounts. Such voluntary contributions were $658,023 and $556,529 in 2004 and 2003, respectively.

      Participant Accounts

      Each participant's account is credited with the participant's contribution and allocations of the Company's contribution as well as Plan earnings and charged with an allocation of administrative expenses. Allocation of Plan earnings and administrative expenses are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited accounts are allocated annually to eligible participant accounts based on the ratio of each eligible participant's compensation to total eligible participant compensation. Forfeited accounts allocated to eligible participants amounted to $7,236 and $8,980 for 2004 and 2003, respectively.

      Vesting

      Participants are immediately vested in their contributions and the Company's discretionary profit sharing contributions. Vesting in the Company's matching contribution portion plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after three years of service.

      Participant Loans

      Participants may borrow from the Plan a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loans are collateralized by the balance in the participant's account.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

      Payment of Benefits

      Normal retirement date for participants under the Plan is the later of age 65 or the completion of 5 years of service. Upon termination of service due to death, disability or retirement, the participant will receive either a lump sum amount or installment payments equal to the value of the participant's vested interest in his or her account. If some or all of a participant's account balance is allocated to the employee stock option feature of the Plan, that portion of the Plan benefit may be paid in the form of Company stock. Upon termination of employment, if the account balance is less than $5,000, the participant will receive a single lump sum amount equal to the value of his or her account, otherwise, the participant may elect to defer payment up to age 65. Hardship withdrawals of up to 100% of employee contributions are available if Internal Revenue Service guidelines are met.

      Plan Termination

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the net assets of the Plan are to be set aside for participating employees based upon balances then credited to individual accounts. Participants shall be vested 100% in the assets so allocated to their accounts.

B.    Significant Accounting Policies

      Basis of Accounting

      The accompanying financial statements are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

      Investments

      Investments are stated at aggregate fair value, except for the SEI Stable Asset GIC Fund, which is stated at cost, which approximates fair value. Securities that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loan receivable balances are reported at cost, which approximates fair value.

      The Plan presents in the Statement of Changes in Net Assets the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses as well as unrealized appreciation (depreciation) on those investments.

      Purchases and sales of securities are recorded on the trade date. Gains or losses on sales of securities are based on average cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Payment of Benefits

      Benefits are recorded when paid.

      Administrative Expenses

      Certain administrative expenses are paid by the Company. These amounted to approximately $258,000 and $173,000, including approximately $185,000 and $136,000 paid to Benefit Plans Administrative Services, Inc. ("BPA"), in 2004 and 2003, respectively. (See Note D).

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

      Inactive Accounts

      Account balances of individuals who have withdrawn from participation in the Plan were on an accumulated basis of approximately $9,889,437 and $7,949,961 at December 31, 2004 and 2003, respectively.

      Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Risks and Uncertainties

      The plan provides for various investment options in mutual funds and Company stock. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

C.    Investments

      Investments are held within various common funds maintained by the Community Bank, N.A. Trust Department. Participants, at their discretion, may allocate contributions and account balances between various investment options offered by the Plan. A brief description of these investment options, as provided by the plan administrator, follows:

      Community Bank System, Inc. Employee Stock Ownership Fund - these Funds invest in the common stock of the Plan sponsor, which is traded on the New York Stock Exchange under the symbol "CBU".

      SEI Stable Asset GIC Fund - a collective trust fund that holds primarily a diversified portfolio of stable value contracts issued by insurance companies and banks. Investments in the SEI Stable Asset GIC Fund are not marketable securities and are reported at cost, which approximates fair value.

      American Funds Washington Mutual Investors Fund Class A - a mutual fund that invests in common stocks and securities convertible into such common stocks.

      Federated Total Return Bond Fund - a mutual fund seeking to provide total return by investing primarily in a diversified portfolio of investment grade fixed income securities.

      Managers Special Equity Fund - a mutual fund that invests in equity securities of small- and medium-sized U.S. companies.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

      American Funds EuroPacific Growth Fund Class A - a mutual fund that invests in stocks of issuers located in Europe and the Pacific Basin.

      Dreyfus S&P 500 Index Fund - a mutual fund that invests in equities and seeks to match the performance of the S&P 500 Composite Stock Price Index.

      Federated Mid-Cap Index Fund - a mutual fund primarily that invests in stocks of U.S. companies.

      T. Rowe Price Blue Chip Growth Fund - a mutual fund primarily that invests in stocks of U.S. companies.

      TD Waterhouse IDA Account - participants select the individual investment securities, including equity securities, mutual funds and bonds.

      The fair value of individual investments which represent 5% or more of net assets available for benefits at either December 31, 2004 or 2003 are as follows:

                                                                       2004             2003
                                                                       ----             ----
      Community Bank System, Inc. common stock                     $21,857,681      $16,552,974
      SEI Stable Asset GIC Fund                                     10,825,829        9,011,419
      American Funds Washington Mutual Investors Fund Class A        8,166,459        7,130,530
      Federated Total Return Bond Fund                               2,998,040        2,843,347
      Manager Special Equity Fund                                    3,226,693        2,586,283

      The Plan's investments appreciated in value as follows:

                                                                       2004             2003
                                                                       ----             ----
      Community Bank System, Inc. common stock                     $ 2,602,117      $ 6,249,776
      Mutual funds                                                   2,226,482        2,996,506
                                                                   -----------      -----------
          Total net appreciation in fair value of investments      $ 4,828,599      $ 9,246,282
                                                                   ===========      ===========

D.    Transactions with Parties-in-Interest

      The assets of the Plan are managed by BPA, a subsidiary of Community Bank System, Inc. The Company paid BPA approximately $185,000 and $136,000 for record keeping, trustee and other services in 2004 and 2003, respectively.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

      The Plan held 773,723 and 675,632 shares of the Plan sponsor's common stock at December 31, 2004 and 2003, respectively. The cost of these shares at December 31, 2004 and 2003 is $9,558,394 and $6,814,388,
      respectively, and their fair value at December 31, 2004 and 2003 is $21,857,681 and $16,552,974, respectively. The Company enacted a two-for-one stock split in the form of a 100% stock dividend paid on April 12, 2004 to shareholders of record on March 17, 2004. Accordingly, all 2003 share amounts have been adjusted to reflect the stock split.

      Dividends received on the investment in Community Bank System, Inc. common stock amounted to $525,798 and $413,814 for the years ended December 31, 2004 and 2003, respectively. The Plan sold 164,375 and 602,196 shares of Community Bank System, Inc. common stock during 2004 and 2003, respectively, and purchased 191,968 and 608,478 shares of Community Bank System, Inc. common stock during 2004 and 2003, respectively.

E.    Income Tax Status

      The Plan obtained its most recent determination letter in July 2003, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with Section 401(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

F.    Plan Merger

      On May 14, 2004, the Company acquired First Heritage Bank and merged the First Heritage Bank 401(k) Plan into the Plan. Accordingly, total plan assets of $884,184 were transferred to the Plan.

      On November 24, 2003, the Company acquired Grange National Banc Corp. Effective December 30, 2003, the Grange National Banc Corp. Employee Stock Ownership Plan with 401(k) provisions was merged into the Plan. Accordingly, total plan assets of $3,391,468 were transferred to the Plan in 2004.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Schedule of Assets (Held at End of Year)
(Schedule H, Part IV, Item (i))
December 31, 2004
--------------------------------------------------------------------------------

 (a)    (b) Identify of issue, borrower, lessor or similar     (c) Description of investment including
                               party                               maturity date, rate of interest,        (e) Current
                                                                  collateral, par or maturity value           value
        Mutual Funds
        American Funds Washington Mutual Investors Fund
        Class A                                                Mutual fund - 265,317 shares                    8,166,459
        Managers Special Equity Fund                           Mutual fund - 35,690 shares                     3,226,693
        Federated Total Return Bond Fund                       Mutual fund - 276,572 shares                    2,998,040
        T. Rowe Price Blue Chip Growth Fund                    Mutual fund - 84,768 shares                     2,621,016
        American Funds EuroPacific Growth Fund Class A         Mutual fund - 69,890 shares                     2,490,186
        Dreyfus S&P 500 Index Fund                             Mutual fund - 60,720 shares                     2,141,594
        Federated Mid-Cap Index Fund                           Mutual fund - 72,317 shares                     1,521,559
                                                                                                             -----------
                                                                                                              23,165,547

        Common stock of plan sponsor
  *     Community Bank System, Inc.                            Common stock - 773,723 shares                  21,857,681

        Collective Trust Fund
        SEI Stable Asset GIC Fund                              Collective trust fund -  10,825,829 shares    $10,825,829

        Loan Fund
        Participant loans                                      Loan, 5.0% - 10.5%                              1,444,780

        Self Directed brokerage
        TD Waterhouse IDA Account                              Self-directed brokerage                           246,231

        Money Market Fund
        ReservePlus Money Market                               Money market fund  - 134,568 shares               134,568
                                                                                                             -----------
             Total investments                                                                               $57,674,636
                                                                                                             -----------

*     - Denotes party-in-interest